AA 3/17/2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

SEC[...] COMMISSION
[...]549

03012736

VF 3-14-03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2002** and ending **December 31, 2002**

A. REGISTRANT INFORMATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
JUMP TRADING, L.L.C.,

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
650 W. Lake Street
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Carey Harrold (312) 930-9603
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AM

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Jump Trading, L.L.C.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None

OFFICIAL SEAL
KAREN BERGSTRAND
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03/01/06

Carey Harrold
Signature

CFO
Title

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

JUMP TRADING, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Facing Page

Table of Contents

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

To the Members
Jump Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jump Trading, L.L.C. as of December 31, 2002 and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jump Trading, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

February 4, 2003

JUMP TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Assets	
Cash and cash equivalents	$ 632,976
Due from clearing broker	18,476,475
Marketable securities and options owned	23,072,574
Deposit with clearing organization	10,000
Deposit with exchange	511,457
Exchange memberships, at cost (Fair market value $1,151,000)	1,006,000
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $636,370	501,591
Organization costs, net of accumulated amortization of $1,125	1,125
Security deposit	11,100
TOTAL ASSETS	$ 44,223,298

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 138,322
Marketable securities sold, but not yet purchased	29,095,460
Accrued bonuses	485,856
Accrued state replacement taxes	66,000
Total Liabilities	29,785,638
Members' Equity	14,437,660
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 44,223,298

See notes to financial statements.

JUMP TRADING, L.L.C.

STATEMENT OF INCOME AND MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Realized gains on trading	$ 17,490,960
Interest income	1,076
Total Revenues	17,492,036
Expenses	
Employee compensation and benefits	2,359,059
General and administrative	438,371
Market quotation data	289,502
Professional and consulting fees	242,434
Communications expense	125,885
Occupancy	103,528
Interest expense	67,985
Brokerage, exchange and floor	23,775
Total Expenses	3,650,539
Income before state replacement tax expense	13,841,497
State replacement tax expense	61,376
Net Income	13,780,121
Members' Equity, beginning of year	12,654,556
Member contributions	789,518
Member distributions	(12,786,535)
Members' Equity, end of year	$ 14,437,660

See notes to financial statements.

JUMP TRADING, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities	
Net income	$ 13,780,121
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	296,489
(Increase) decrease in current assets:	
Due from clearing broker	(17,483,051)
Purchases of marketable securities, net	2,622,447
Deposits with exchange and other assets	(77,956)
Increase (decrease) in current liabilities:	
Accounts payable	(130,126)
Marketable securities sold, but not yet purchased	16,636,718
Due to clearing broker	(3,706,178)
Accrued expenses	485,856
Accrued state replacement taxes	6,000
Net Cash Provided by Operating Activities	12,430,320
Cash Flows From Investing Activities	
Purchases of property and equipment	(43,788)
Cash Flows From Financing Activities	
Member contributions	789,518
Member distributions	(12,786,535)
Net Cash Used in Financing Activities	(11,997,017)
Net Increase in Cash and Cash Equivalents	389,515
Cash and cash equivalents at beginning of year	243,461
Cash and cash equivalents at end of year	$ 632,976
Supplemental Information	
Cash paid for taxes	$ 46,386
Cash paid for interest	$ 67,985

See notes to financial statements.

JUMP TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Jump Trading ("the Company") is a broker-dealer organized as a limited liability company, acting principally as an options and equities market maker at the Chicago Board Options Exchange, the Chicago Stock Exchange, the Chicago Mercantile Exchange, and through other broker-dealers dealing primarily in securities, futures and options. All transactions are cleared through other broker-dealer clearing firms.

The Company was organized on June 29, 2000, under the Limited Liability Company Act of the State of Illinois. As a limited liability company, the members' liability is intended to be limited to the extent of their direct equity investment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the Company are recorded on a trade date basis. All marketable securities are valued at market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or, if market values are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

JUMP TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost. Depreciation and amortization is computed using straight-line and accelerated methods over the useful lives of the assets. These lives are as follows:

Leasehold improvements	39 years
Furniture and office equipment	5-7 years
Computer equipment	5 years

Maintenance and repairs are expensed when incurred. Expenditures for major additions and improvements are capitalized and subsequently depreciated/amortized. When equipment is sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the statement of income.

Income Taxes

The Company has elected to be treated as a partnership under the Internal Revenue Code and to have its taxable income or loss reported directly by its members. Accordingly, federal income taxes are not reflected in the accompanying financial statements. The Company is liable for state replacement taxes.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. These expenses are netted with realized gains on trading in the statement of income.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from the estimated amounts. Management believes that the estimates and assumptions used provide a reasonable basis for the fair presentation of the company's financial statements.

JUMP TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 2 – MARKETABLE SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned, and sold, but not yet purchased, consist of stocks, options and futures, with a market value, at December 31, 2002, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 1,555,731	$ 10,472,720
Options	20,420,625	18,622,740
Futures	1,096,218	-
	$ 23,072,574	$ 29,095,460

NOTE 3 – EXCHANGE MEMBERSHIPS

The Company owns one share of common stock Class B-3 along with an exchange membership at the International Options Market (IOM) of the Chicago Mercantile Exchange ("CME"). Additionally, the Company owns a second IOM membership along with one Class B-3 and 5,999 Class A shares. The shares of this stock have restrictions that limit their marketability. These restrictions limit the manner and the nature of how these shares may be traded. The Company also owns a membership at the Chicago Stock Exchange ("CHX") and a membership at the Chicago Board of Trade ("CBOT").

The Company carries these exchange memberships at historical cost. As of December 31, 2002, the fair market value of the CME, CHX, and CBOT exchange memberships approximate $811,000, $31,000, and $310,000, respectively.

NOTE 4 – CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the Company may be subject to increased net capital requirements as determined by the Chicago Stock Exchange.

At December 31, 2002, the Company had net capital of $9,952,976 and minimum required net capital of $100,000 or $9,852,976 in excess of minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

JUMP TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 5 – MEMBERS' EQUITY

	Class A	Class B	Total
Balance at January 1, 2002	$ 12,188,386	$ 466,170	$ 12,654,556
Net Income	10,272,462	3,507,659	13,780,121
Capital Contributions	338,718	450,800	789,518
Distributions	(9,438,717)	(3,347,818)	(12,786,535)
Balance at December 31, 2002	$ 13,360,849	$ 1,076,811	$ 14,437,660

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company, in connection with its market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments, securities, or commodities at a contracted price. Options written obligate the Company to deliver or take delivery of those specified financial instruments, securities, or commodities at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statements of financial condition.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The risks are generally not limited to the unrealized market value changes on the instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial condition of the Company.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the exchange and clearing broker.

JUMP TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

In addition, the Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases its office space under an operating lease through December 31, 2005. Under the terms of the lease, the Company is obligated for additional rentals based upon increases in operating expenses and taxes.

Future minimum annual rental payments are as follows:

Year Ending December 31,	Minimum Annual Rental
2003	$ 50,816
2004	53,357
2005	56,025
Totals	$ 160,198

Additionally, the Company leases other office facilities and various exchange memberships under month-to-month leases. Rent expense for 2002 approximated $89,680.

JUMP TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 8 – RETIREMENT PLAN

The Company has a profit sharing and 401(k) retirement plan covering substantially all employees. The 401(k) plan provides for employee contributions and a matching amount equal to 50% of the employee deferrals, limited to a maximum contribution of 6% of employee deferrals. The matching portion vests ratably over five years.

The profit sharing plan provides for potential discretionary contributions determined by the Company's management. For the year ended December 31, 2002, there were no discretionary contributions to the plan.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company clears all of its trades through several clearing brokers, but primarily one clearing broker located in Chicago, Illinois. In the event the clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the clearing brokers. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

SUPPLEMENTARY INFORMATION

JUMP TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Broker or Dealer: **Jump Trading, LLC** as of December 31, 2002

1.	Total ownership equity from Statement of Financial Condition			$14,437,660	{3840}
2.	Deduct ownership equity not allowable for Net Capital			-	{3890}
3.	Total ownership equity qualified for Net Capital			14,437,660	{3500}
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3720}
	B. *Other (deductions) or allowable credits* (list)			-	{3525}
5.	Total capital and allowable subordinated liabilities			14,437,660	{3530}
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$1,529,816	{3540}		
	B. Secured demand note deficiency	-	{3590}		
	C. Commodity futures contracts and spot commodities- proprietary capital charges	-	{3600}		
	D. Other deductions and/or charges	-	{3610}	(1,529,816)	{3620}
7.	Other additions and/or allowable credits (list)			-	{3630}
8.	Net capital before haircuts on securities positions			12,907,844	{3640}
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
	A. Contractual securities commitments	-	{3660}		
	B. Subordinated securities borrowings	-	{3670}		
	C. Trading and investment securities:				
	1. Exempted securities	-	{3735}		
	2. Debt securities	-	{3733}		
	3. Options	-	{3730}		
	4. Other securities	2,947,690	{3734}		
	D. Undue Concentration	-	{3650}		
	E. Other (list) -- **Haircuts on cash accounts held in a foreign currency**	7,178	{3736}	(2,954,868)	{3740}
10.	Net Capital			$ 9,952,976	{3750}

Non-allowable assets include:	
Deposit with clearing organization	$ 10,000
Exchange memberships, at cost	1,006,000
Furniture, equipment, and leasehold improvements, net	501,591
Organization costs, net	1,125
Security deposit	11,100
Total non-allowable assets	$1,529,816

JUMP TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Broker or Dealer: **Jump Trading, LLC** as of December 31, 2002

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 46,035	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			100,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			100,000	{3760}
14. Excess net capital (line 10 less 13)			9,852,976	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			9,852,976	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			690,178	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			690,178	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			7%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

JUMP TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Broker or Dealer: **Jump Trading, LLC** as of December 31, 2002

EXEMPTIVE PROVISION UNDER RULE 15C3-3

26. Identify below the section which an exemption from Rule 15c3-1 is claimed:

A.	(k)(1) - $2,500 capital as per Rule 15c3-1		{4550}
B.	(k)(2)(A) - "Special Account for the Exclusive Benefit of Customers" maintained		{4560}
C.	(k)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis		
	Name of Clearing Firm **First Options of Chicago, Inc.**	X	{4570}
D.	(k)(3) - Exempted by order of the Commission (includes copy of letter)		{4580}

NOTE: The differences between the computations included on pages 11-13 and the computations included in the Company's corresponding unaudited Form X-17-A-5 Part IIA Filing are as follows:

There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Jump Trading, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Jump Trading, L.L.C. (the "Company") for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

February 4, 2003